103

Appendix 2 : Qualified Persons Certificates
Fiona Harper
Venmyn Projects Rand (Pty) Ltd
First Floor, Block G
Rochester Place
173 Rivonia Road
Sandton
2146
South Africa
Telephone: +27 11 783 9903
Fax: +27 11 783 9953

CERTIFICATE OF THE AUTHOR OF 'NATIONAL INSTRUMENT 43-101 PRELIMINARY ECONOMIC ASSESSMENT OF TANZANIAN ROYALTY EXPLORATION CORPORATIONfS BUCKREEF GOLD MINE RE-DEVELOPMENT PROJECT IN TANZANIA BY VENMYN INDEPENDENT PROJECTS (PTY) LIMITED'

I, Fiona Harper, Pr. Sci. Nat (400017/08) do hereby certify that:-

1.	I am a Minerals Industry Advisor of Venmyn Projects Rand (Pty) Ltd
2.	I graduated with a B.Sc.Hons (Geology) degree from the University of the Witwatersrand in 1977;
3.	I am a member/fellow of the following professional associations:-

		YEAR OF
CLASS	PROFESSIONAL SOCIETY	REGISTRATION
Member	Geological Society of South Africa	2007
Member	South African Council for Natural Scientific	2008
	Professions (400017/08)

4.	I have practiced my profession from 1977 to 1984 and resumed in 2006;
5.	I visited the Project in 2011;
6.
I have read the definition of ‘Qualified Person’ as set out in NI43-101 and certify that by reason of my education and affiliation with a professional association (as defined in NI43-101), I fulfill the requirements to be a ‘Qualified Person’ for the purposes of NI43-101;

7.	I have had no prior involvement with the properties that are the subject of the Technical Report;
8.	I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;
9.
I am responsible for all Sections of the Technical Report entitled “National Instrument 43-101 Preliminary Economic Assessment of Tanzanian Royalty Exploration Corporation’s Buckreef Gold Mine Re-Development Project In Tanzania by Venmyn Independent Projects (Pty) Limited’ (23rd August 2012)”;

10.
At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

11.	I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and
12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 23rd August 2012 at Johannesburg, South Africa.

F. HARPER B.Sc.Hons (Geol.) Pr Sci Nat ; MGSSA MINERALS INDUSTRY ADVISOR

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012